Exhibit 2.2

                                                                                       STOCK PURCHASE AGREEMENT

Effective Date: August 7, 2006

This is an agreement (“Agreement”) between UTG, Inc. (“Purchaser”) and the “Sellers” (defined below) regarding the purchase and sale of shares of common stock of Acap Corporation (“Acap”).

1.                     DEFINITIONS

Unless the context clearly requires otherwise, in addition to certain other defined terms used in this Agreement, the following terms used in this Agreement shall have the following respective meanings:

1.1          “Acap” means Acap Corporation, a Delaware corporation with its principal office in Houston, Texas, which owns 100% of the issued and outstanding stock of American Capitol Insurance Company, which in turn owns 100% of the issued and outstanding stock of Texas Imperial Life Insurance Company and Imperial Plan, Inc.

1.2           “Acap Common Stock” means shares of common stock of Acap, which has 5,000 shares of common stock authorized, $.10 par value per share, of which 2,744 shares are issued and outstanding on the Effective Date and no more than 2,898 shares will be issued and outstanding on the Closing Date.

1.3           “Acap Preferred Stock” means the 74,000 shares of Cumulative Exchangeable Preferred Stock, Series A $2.50 (Adjustable) issued and outstanding which are redeemable at the option of Acap for $27.50 per share plus accumulated dividends to date of redemption.

1.4          “Acap Stock Put Options” means the options granted pursuant to this Agreement by Purchaser to certain individual owners of Acap Common Stock to sell, at their respective elections, their Acap Common Stock to Purchaser during a defined period of time.

1.5          “Agreement” means this Stock Purchase Agreement as the same may be amended or supplemented in accordance with this Agreement.

1.6           “American Capitol Stock Option” means, in each individual case, an option to purchase from American Capitol certain shares of Acap Common Stock which is evidenced by a grant dated May 13, 2002, issued by American Capitol to the affected individual officers and directors of American Capitol.

1.7          “American Capitol” means American Capitol Insurance Company, a Texas life insurance corporation, a wholly-owned subsidiary of Acap, with its principal office in Houston, Texas.

1.8          "Asserted Liability" shall have the meaning ascribed to such term in Section 11 hereof.

1.9          “Business Day” means any day other than a Saturday, Sunday or a nationally observed holiday.

1.10        "Claim Notice" shall have the meaning ascribed to such term in Section 11 hereof.

1.11        “Closing” means the event that consummates the purchase by Purchaser and the sale by Sellers, including the Come-Along Acap Shareholders and the Guest Trust to the extent they become Sellers hereunder, of the Acap Common Stock, and the grant by Purchaser of certain Acap Stock Put Options pursuant to this Agreement, as more specifically set forth in Section 3.

1.12        “Closing Date” means December 8, 2006, or such other date agreed to in writing by the Parties.

1.13        “Come-Along Acap Shareholders” means certain individuals who own Acap Common Stock to whom Guest has a contractual duty to allow to “come along” with any sale that he makes of his Acap Common Stock (that is, if Guest sells his Acap Common Stock, these individuals may elect to sell their Acap Common Stock at the same price and upon the same terms and conditions as the sale by Guest).

1.14        “Cornett” means John D. Cornett, an individual resident of Houston, Texas, one of the two Sellers who are parties to this Agreement.

1.15        “Cornett Shares” means the 120 shares of Acap Common Stock owned by Cornett to be purchased by Purchaser at Closing as set forth herein.

1.16        “Date Hereof” means the Effective Date of this Agreement.

1.17        "Deductible Amount" shall have the meaning ascribed to such term in Subsection 11.4.

1.18        "Documents and Records" means all documents, data and records used or useful in connection with the ownership, operation, administration and servicing of Acap and its subsidiaries, including but not limited to, all documentation and computer-based files and programs relating to processes, systems, files, plans, and active and inactive policyholders, whose policies and contracts are included in the Insurance Contracts; any other files and records for the policyholders described above; all premium, claims and other transaction history files and records; reinsurance records, and relevant records relating to regulatory and corporate matters, correspondence and relevant financial and tax information.

1.19        “Effective Date” means August  7, 2006.

1.20        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

1.21        "Escrow Agent" means Guest.

1.22        "Escrow Fund" means the amount of $200,000 to be paid to Escrow Agent and disbursed in accordance with this Agreement.

1.23        “Frost Bank” means Frost Bank, a Texas-based banking corporation doing business in Houston, Texas, as well as other locations.

1.24        “Frost Loan” means that certain loan made by Frost Bank to Acap pursuant to a line of credit evidenced by a promissory note dated July 19, 2005, with a balance due by Acap to Frost Bank in the amount of $1,304,050 as of this date, which bears interest at a rate based on Frost Bank’s prime rate.

1.25        “Guest” means William F. Guest, an individual resident of Houston, Texas, one of the two Sellers who are parties to this Agreement.

1.26        “Guest Shares” means the 1,372 shares of Acap Common Stock owned by Guest to be purchased by Purchaser at Closing as set forth herein.

1.27        “Guest Trust” means that certain William F. Guest Life Insurance Trust that owns 44 shares of Acap Common Stock, the Trustee of which is Marion Amy Guest, Guest’s wife.

1.28        “Guest Trust Shares” means the 44 shares of Acap Common Stock owned by the Guest Trust.

1.29        “Individual” means any person, trust, partnership or any other legal entity.

1.30        “Holders of Acap Stock Put Options” means the individual Acap shareholders listed on Exhibit 3.3.1 who are granted the right by Purchaser to sell their Acap Common Stock to Purchaser as set forth in Subsection 3.3.

1.31        “Imperial Plan, Inc.” means that certain Texas-domiciled corporation which is 100% owned by American Capitol and holds a license issued by the Texas Banking Department to market pre-need funeral contracts.

1.32        "Indemnitee" shall have the meaning ascribed to such term in Subsection 11.6 hereof.

1.33        "Indemnitor" shall have the meaning ascribed to such term in Subsection 11.6 hereof.

1.34        “Insurance Contracts” means the (i) insurance and annuity policies and contracts of American Capitol and Texas Imperial, (ii) contracts and treaties of reinsurance of American Capitol and Texas Imperial and (iii) contracts and treaties of coinsurance of American Capitol and Texas Imperial.

1.35        "Lien" shall mean any mortgage, pledge, assessment, security interest, lease, sublease, lien, adverse claim, levy, charge or other obligation or encumbrance of any kind, or any conditional sale contract, title retention contract, or other contract to give or to refrain from giving any of the foregoing.

1.36        "Loss" and/or "Losses" shall have the meaning ascribed to such term in Section 11.

1.37        “Option Stock” means the Acap Common Stock that is the subject of the related American Capitol Stock Option.

1.38        “Party” means UTG, Inc. or William F. Guest, or John D. Cornett, or, in the plural number, all of them.

1.39        “Purchaser” means UTG, Inc., a Delaware corporation with its principal office in Springfield, Illinois.

1.40        “Sellers” means Guest and Cornett, as well as the Guest Trust and any Come-Along Acap Shareholders who join in this Agreement by executing an Addendum hereto as provided in Subsection 3.2.2.

1.41        “Shares” means the shares of issued and outstanding common stock of Acap owned by Sellers to be purchased by Purchaser at Closing as set forth herein.

1.42        “Stock Purchase Agreement” means this Agreement.

1.43        “Texas Imperial” means Texas Imperial Life Insurance Company, a Texas life insurance corporation, a wholly-owned subsidiary of American Capitol, with its principal office in Houston, Texas.

1.44        "Subsidiary" and "Affiliate" mean the following: "subsidiary" means, with respect to any person any other person that is, directly or indirectly through one or more intermediaries, controlled by such person; "affiliate" means, with respect to any person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person;  "control" as used in the preceding sentence means (i) with respect to a person that is a corporation, the right to exercise, directly or indirectly, more than fifty percent of the voting rights attributable to the shares of capital stock of the controlled corporation and (ii) with respect to a person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled person.

1.45        “UTG, Inc.” means UTG, Inc. a Delaware corporation with its principal office in Springfield, Illinois.

2.                     RECITALS:

2.1          Acap has only two kinds of stock authorized and/or issued: Acap Common Stock and Acap Preferred Stock.

2.2          Acap is authorized to issue a total of 5,000 shares of common stock (being the Acap Common Stock), $.10 par value per share, of which 2,744 shares are issued and outstanding. American Capitol owns 154 shares of Acap Common Stock as a non-admitted asset, which are classified as treasury stock, but upon the exercise of certain American Capitol Stock Options discussed below, if exercised as discussed below, when the subject shares of the Option Stock are transferred to the Holders of the Acap Stock Put Options they will become issued and outstanding shares, thereby increasing the total number of issued and outstanding shares of Acap Common Stock from 2,744 to 2,898.

2.3          Acap is authorized to issue a total of 74,000 shares of Cumulative Exchangeable Preferred Stock, Series A $2.50 (Adjustable) (being the Acap Preferred Stock), of which 74,000 shares are issued and outstanding. By its terms, the Acap Preferred Stock are redeemable by Acap, at its election, at any time upon the payment of $27.50 per share plus accrued but unpaid dividends to date of redemption.

2.4          Certain officers and directors of American Capitol (consisting of seven individuals) own options (being the American Capitol Stock Options) to purchase shares of Acap Common Stock owned by American Capitol. Each American Capitol Stock Option is evidenced by an “Option Grant” dated May 13, 2002 for 45 shares of Acap Common Stock at a price of $400 per share.  As a result of an interim 1-for-2 reverse stock split, each holder of an American Capitol Stock Option is entitled to receive 22 shares (plus an entitlement to a cash payment of $485 in lieu of a fractional share), upon payment at the time of exercise of such American Capitol Stock Option of $800 per share (plus $400 related to the fractional share). Among other provisions, each Option Grant provides that the American Capitol Stock Option may be exercised at any time between the fifth anniversary of the grant and the tenth anniversary of the grant, if certain conditions exist. Assuming that American Capitol’s Board of Directors modifies each grant, it is expected that the affected officers and directors will exercise their American Capitol Stock Options respectively and sell their stock to Purchaser pursuant to the Acap Stock Put Options granted in accordance with this Agreement, although none of them has any obligation to do so. Upon the exercise of all such American Capitol Stock Options, the issued and outstanding common stock of Acap will increase from 2,744 to 2,898, as described in Subsection 2.2 above. Whether or not such American Capitol Stock Options will be exercised depends also on certain steps that must be taken to enable the exercise of the American Capitol Stock Options. If exercised, the Holders of Acap Stock Put Options will, following the Closing, have the election to sell, or not sell, their Acap Common Stock to Purchaser, and therefore the availability of the shares of Option Stock for sale to Purchaser cannot be assured. In addition to the grant of Acap Stock Put Options by Purchaser to the holders of American Capitol Stock Options as aforesaid, Acap Stock Put Options will be granted by Purchaser at Closing to certain officers of American Capitol, including Guest and Cornett, who own shares of Acap Common Stock that are not included in the Shares to be purchased by Purchaser at Closing. The owners of the Acap Common Stock who will receive Acap Stock Put Options from Purchaser at Closing, and the number of shares owned in each case, (or to be owned, if all American Capitol Stock Options are exercised), are listed in an Exhibit 3.3.1.

2.5          Guest was a party to certain shareholder agreements involving former shareholders of InsLife Corporation which was dissolved and liquidated in 2005. Four such shareholders have current agreements to “come along” with any sale that Guest makes of his Acap Common Stock, meaning that if Guest sells his Acap Common Stock, each such shareholder has the right, but not the obligation, to sell his/her Acap Common Stock to the same Purchaser at the same price and upon the same terms and conditions as the sale by Guest. In addition, two former InsLife shareholders who own 16 shares and 3 shares of Acap Common Stock, respectively, may desire to be included in the sale contemplated by this Agreement.  While it is expected that all of said shareholders of Acap Common Stock will elect to sell their stock to Purchaser as contemplated by this Agreement, the availability of the said shares of Acap Common Stock for sale to Purchaser cannot be assured. The individuals referred to in this subsection, along with the number of shares of Acap Common Stock owned by them respectively, are listed in Exhibit 3.2.

2.6          Except as aforesaid, there are no outstanding options to purchase Acap Common Stock or Acap Preferred Stock, and neither Acap nor its subsidiaries has/have any obligation to issue or sell any shares of stock of Acap or its subsidiaries. None of the stock of Acap’s subsidiaries is pledged or otherwise subject to any Lien, except that all of the stock of American Capitol is pledged to Frost Bank to secure the Frost Loan.

2.7          Sellers are acting in their capacities, respectively, as shareholders of Acap Common Stock, and not as officers or directors of Acap or any of its subsidiaries (noting that Guest is a director of Acap and its subsidiaries and Cornett is a director of Acap’s subsidiaries but not Acap).

2.8          Guest is the legal and beneficial owner of all of the Guest Shares and the Guest Trust is the legal owner of the Guest Trust Shares to be purchased from him and the Guest Trust pursuant to this Agreement, free and clear of all Liens and other restrictions of any kind as to transfer, voting or otherwise. There are no outstanding subscriptions, options, warrants, proxies, rights or other agreements, commitments or obligations issued or granted by, or binding upon, either Guest or the Guest Trust with respect to the Guest Shares or the Guest Trust Shares. Guest and the Guest Trust have the power and authority to sell to, and transfer to, Purchaser legal and beneficial ownership of, and good and marketable title to, the Guest Shares and the Guest Trust Shares, respectively, free and clear of all Liens and other restrictions of any kind, as of the Closing Date. In addition, Guest owns 22 shares of Acap Common Stock, to be the subject of a grant by Purchaser of an Acap Stock Put Option at Closing.

2.9          Cornett is the legal and beneficial owner of all of the Cornett Shares to be purchased from him pursuant to this Agreement, free and clear of all Liens and other restrictions of any kind as to transfer, voting or otherwise. There are no outstanding subscriptions, options, warrants, proxies, rights or other agreements, commitments or obligations issued or granted by, or binding upon, Cornett with respect to the Cornett Shares. Cornett has the power and authority to sell to, and transfer to, Purchaser legal and beneficial ownership of, and good and marketable title to, the Cornett Shares, free and clear of all Liens and other restrictions of any kind, as of the Closing Date. In addition, Cornett owns 50 shares of Acap Common Stock, and has an American Capitol Stock Option to purchase 22 shares of Acap Common Stock, and said 72 shares of Acap Common Stock are to be the subject of a grant by Purchaser of an Acap Stock Put Option at Closing.

3.                     GENERAL AGREEMENTS

The Parties hereby agree as follows:

3.1          True and Correct Recitals.  The Sellers represent to the Purchaser that, to the best of their belief and knowledge, all of the above recitals are true and correct in all material respects.

3.2          Purchase and Sale of Shares.  Subject to the fulfillment, satisfaction and performance of all material terms, conditions, and covenants set forth herein, at Closing:

3.2.1       Sellers shall sell, convey, transfer and deliver full legal and beneficial ownership of, and good and marketable title to, the Shares to Purchaser, free and clear of any Liens, and Purchaser shall purchase and accept, 1,372 Shares from Guest and 120 Shares from Cornett; and
3.2.2       if the Come-Along Acap Shareholders and the Guest Trust elect to join in this Agreement and be bound hereby as Sellers, by executing the Addendum hereto and delivering it to Purchaser prior to or at Closing, Purchaser shall purchase and accept from them up to 352 shares of Acap Common Stock in the same manner and at the same price as Purchaser purchases and accepts the Shares from Sellers pursuant to Subsection 3.2.1. Exhibit 3.2 is a list of the Guest Trust and the individuals and the number of shares of Acap Common Stock owned by the Guest Trust and the Come-Along Acap Shareholders respectively that Purchaser can be called upon to purchase and accept at Closing as set forth above.

3.3          Grant of Acap Stock Put Options.        Subject to the fulfillment, satisfaction and performance of all material terms, conditions, and covenants set forth herein, at Closing Purchaser shall grant an Acap Stock Put Option to each of the individuals listed on Exhibit 3.3.1 by executing and delivering a stock option agreement in the form attached in Exhibit 3.3.2  to evidence the Acap Stock Put Option.  Pursuant to the Acap Stock Put Option, each such individual may tender to Purchaser up to the number of shares of Acap Common Stock owned by each individual as shown on said Exhibit, and Purchaser shall purchase and accept all such shares so tendered (up to an aggregate of 266 shares of Acap Common Stock [the “Post Closing Shares”]), on the terms and conditions set out therein.  Purchaser shall not have any obligation hereunder to any Holder of an Acap Stock Put Option who does not execute and deliver to Purchaser a stock option agreement in the form attached in Exhibit 3.3.2 at Closing.

3.4          Closing.  The Closing shall take place at the offices of Acap, 10555 Richmond Avenue, Houston, Texas at 10:00 a.m., local time on the Closing Date.

3.5          Purchase Price and Payment.  The purchase price of each of the shares of Acap Common Stock to be purchased from Sellers and accepted by Purchaser at Closing shall be NINE THOUSAND SEVEN HUNDRED FORTY TWO DOLLARS ($9,742) per share of Acap Common Stock (the “Per Share Purchase Price”).  The purchase price of each of the shares of Acap Common Stock to be purchased and accepted by Purchaser pursuant to the Acap Stock Put Options shall be equal to the Per Share Purchase Price increased for each day between the Closing and the date the respective Post Closing Shares are purchased by an annual rate of 5% compounded daily, all in accordance with said Acap Stock Put Options. All payments to be made by Purchaser shall be in the form of immediately available funds.

3.6          $200,000 Escrow Fund.  Simultaneously with the execution of this Agreement, and in consideration of the agreements by Sellers set forth herein, Purchaser will pay to Guest as Escrow Agent $200,000 in cash as an Escrow Fund, to be held in a segregated interest bearing escrow account at Frost Bank, and disbursed to Sellers or to Purchaser as required by this Agreement. The Escrow Fund, together with all interest and other income thereon, will be returned to Purchaser by Guest immediately upon the first to occur of the following:

3.6.1       The receipt at Closing by Sellers and others entitled to have their Acap Common Stock purchased by Purchaser at Closing as set forth in this Agreement of the Per Share Purchase Price; or

3.6.2       The termination of this Agreement pursuant to Section 13 (other than Subsection 13.1.3 or 13.1.7); or

3.6.3      The termination of this Agreement pursuant to Subsection 13.1.3 or 13.1.7, provided the failure to consummate the Closing by December 8, 2006 is not due to a breach by Purchaser of its obligations under this Agreement.

If, either (i) Purchaser terminates this Agreement other than in accordance with Section 13, or (ii) Sellers terminate this Agreement in accordance with Subsection 13.1.3 or 13.1.7 and, in either case, the failure to consummate the Closing by December 8, 2006 is due to a breach by Purchaser of its obligations under this Agreement, Guest will be entitled to retain the Escrow Fund, together with all interest and other income thereon (for the benefit of Sellers) as the exclusive remedy of Sellers, subject to Subsection 13.2(c) and Subsection 13.2(d).

3.7          Frost Loan.      Subject to the fulfillment, satisfaction and performance of all material terms, conditions, and covenants set forth herein, at Closing Purchaser agrees to make a loan to Acap to pay to Frost Bank the amount required to pay off in full the Frost Loan and obtain the release and return of the American Capitol stock held by Frost Bank as collateral, as follows: Sellers will arrange for Frost Bank (i) to deliver to Purchaser at least five business days prior to Closing a pay-off letter stating the amount required to pay in full the Frost Loan on the Closing Date and (ii) to be present at the Closing with the note evidencing the Frost Loan and the American Capitol stock in hand for the purpose of receiving the payment in full of the Frost Loan amount and delivering the American Capitol stock to Acap.  The Parties acknowledge that Purchaser plans to borrow funds from a third party to finance (at least in part) its obligations hereunder and agree that Purchaser’s loan to Acap will be on the same terms and conditions (including interest rate and payment schedule) as that third party financing and will be contingent on Acap’s due authorization, execution and delivery of loan documentation reasonably acceptable to Purchaser at or prior to Closing.

3.8       Acap Preferred Stock.              At Closing Purchaser agrees to make a loan to Acap to provide the funds required by Acap to redeem all of the outstanding shares of Acap Preferred Stock, as follows:
3.8.1        The Parties’ obligations under this Subsection 3.8 are contingent on the approval of redemption of the Acap Preferred Stock by the Board of Directors of Acap prior to the Closing Date.
3.8.2       At least five business days before the Closing Date, Sellers will deliver to Purchaser written notice stating the aggregate amount that will be required to consummate the redemption of the Acap Preferred Stock on the Closing Date (being $27.50 per share plus accrued but unpaid dividends thereon).
3.8.3       Sellers will bring to Closing envelopes (to be open for inspection by Purchaser) addressed, in each case, to holders of Acap Preferred Stock (whose identity, address and number of shares of Acap Preferred Stock are listed on Exhibit 3.8). The letters shall be alike except for the identity of the holders, their addresses, number of shares and amount payable for redemption, communicating, in effect, that the subject stock is being redeemed by Acap. Each envelope shall contain a check issued by Acap payable to each such holder of Acap Preferred Stock in the amount required for redeeming such shares in each case. Sellers shall also deliver to Purchaser at Closing certified resolutions of Acap’s Board of Directors, evidencing the taking of the corporate action required to approve and effect, as of the Closing Date, the subject redemption upon consummation of the purchase of Shares as provided in this Agreement.
3.8.4       The Parties acknowledge that Purchaser plans to borrow funds from a third party to finance (at least in part) its obligations hereunder and agree that Purchaser’s loan to Acap will be on the same terms and conditions (including interest rate and payment schedule) as that third party financing and will be contingent on Acap’s due authorization, execution and delivery of loan documentation reasonably acceptable to Purchaser at or prior to Closing.  The parties acknowledge that the loan to Acap will not be made, and therefore the loan documentation will not be effective, until the consummation of the purchase of Shares as provided in this Agreement on the Closing Date.
3.8.5       Subject to the foregoing, at Closing, Purchaser will deposit the proceeds of the loan made to Acap pursuant to this Subsection 3.8 in Acap’s Frost Bank account to pay the aggregate redemption price of the Acap Preferred Stock as aforesaid.  It is the Parties’ intent that said funds will be maintained in said account such that all checks issued to the holders of Acap Preferred Stock to redeem the Acap Preferred Stock will be paid upon presentment, and each of the Parties commit not to take any action to the contrary.
3.9           Release.  Effective at the Closing, upon consummation of the purchase and sale of the Shares contemplated by this Agreement, each Seller, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, for Seller and his or her heirs, legal representatives, successors and assigns, agrees to and does hereby release and forever discharge Purchaser, Acap and their respective subsidiaries and affiliates (collectively, the "Released Parties"), from any and all rights (including without limitation any indemnification rights), claims, demands, actions and causes of action at law and in equity, known or unknown, contingent or direct, which Seller ever had or has on the Closing Date and that anyone claiming through or under the Seller may have as of the Closing Date or claim to have as of the Closing Date against the Released Parties, except for any claims arising under this Agreement or the Acap Stock Put Options and the transactions contemplated hereby or thereby, and, to the extent the Seller is an employee of a Released Party pursuant to an employment agreement disclosed to Purchaser prior to execution of this Agreement (specifically, Mike Rambo and John Cornett), except for compensation and benefits to which such Seller is entitled under such employment agreement as of the Closing Date, and, to the extent the Seller is an employee of a Released Party but does not have such an employment agreement, except for salary and benefits earned to and including the Closing Date.  Each Seller agrees to reaffirm in writing this release at Closing.

4.                     REPRESENTATIONS AND WARRANTIES OF SELLERS

            The Parties agree and understand that, as a part of the negotiations of all matters leading up to the consummation of this Agreement, Sellers have not made, and do not make in this Agreement, any representations or warranties to Purchaser, express or implied, except as expressly set forth herein. In this connection, the Parties agree that (i) Purchaser is knowledgeable regarding the acquisition of life insurance holding companies and life insurance companies such as Acap and its subsidiaries and the due diligence investigation, assessments and judgments that are appropriate for purposes of such acquisitions, (ii) the Shares have been offered to Purchaser, and (subject to the representations and warranties of the Sellers in this Agreement and the provisions set forth in this Agreement regarding subsequent due diligence investigation, covenants, conditions to Closing and indemnities) Purchaser accepts the Shares “as is,” (iii) Purchaser has elected to rely entirely on its own due diligence investigation, assessments and judgments (to the exclusion of representations and warranties by Sellers not expressly set forth herein) and (iv) there are risks that both beneficial and detrimental developments and events occur in the ordinary course of business of life insurance holding companies and life insurance companies such as Acap and its subsidiaries, which risks are fully assumed by Purchaser (subject to the terms and conditions of this Agreement).  Each Seller and Purchaser acknowledge and agree that this Agreement reflects the agreements reached by the parties through arm’s length negotiations, and that neither Purchaser, on the one hand, nor Sellers, on the other, is relying on any advice, representations, warranties or covenants by the other, other than the representations, warranties and covenants set forth in this Agreement.

Each of the Sellers hereby represents and warrants to Purchaser as follows:

4.1          Title to Shares.  Such Seller will sell and transfer to Purchaser legal and beneficial ownership of and good and marketable title to the Shares to be sold by such Seller at the Closing free and clear of all Liens.  The Shares to be sold constitute all of the shares of capital stock or securities of Acap and its subsidiaries and affiliates which Seller, directly or indirectly, owns or has the right (contingent or otherwise) to acquire, except as disclosed in this Agreement.  Neither such Seller nor the Guest Trust is subject to or bound by any obligation, contractual or otherwise, to sell, assign or otherwise transfer all or any portion of the Shares or the Guest Trust Shares to any person or entity other than the Purchaser pursuant to this Agreement.
4.2          Validity.  This Agreement constitutes the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and except as enforcement thereof may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3          No Conflicting Agreements.      Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with, or result in a violation or breach of the terms, conditions or provisions of, or constitute a default under, any agreement, indenture or other instrument under which such Seller or any of such Seller’s properties is bound or to which any of the Shares to be sold by such Seller are subject, or result in the creation or imposition of any Lien against such Shares, or (ii) violate, conflict with or require any consent under any judgment, injunction, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over such Seller or Acap or any of its subsidiaries or affiliates or any of their respective assets.  To the extent any agreement of a Seller exists in respect of which a consent or waiver is required, such consent or waiver will be obtained or accomplished at or before the Closing.

4.4           Consents and Approvals.          No authorization, consent or approval of, or filing with, any public body or authority is necessary for such Seller or Acap or any subsidiary or affiliate of Acap to obtain for the consummation of the purchase and sale and redemption contemplated by this Agreement, except that such transaction requires the filings, approvals, authorizations and clearances contemplated by Subsection 7.1 hereof.    To the best knowledge of such Seller, except as set forth in Subsection 7.1, no authorization, consent or approval of any other person or entity is necessary for such Seller or Acap or any subsidiary or affiliate of Acap to obtain for the consummation of the purchase and sale contemplated by this Agreement or for any other transaction contemplated hereby.

4.5          Litigation.         As of the date of this Agreement, a final order has been entered in the so called “Brown” case adopting the settlement proposed by the parties thereto, and except for the pending case known as Boissiere-Labat, and except for any lawsuit that has been filed but has not yet been served, and as to which Sellers have no knowledge, there are no other claims, actions, suits, investigations or administrative, arbitration or other proceedings pending against Sellers or Acap or any of its subsidiaries or affiliates, or to the knowledge of Sellers, threatened against Sellers or Acap or any of its subsidiaries or affiliates, that individually or in the aggregate have or reasonably may be expected to have a material adverse effect (a) on Acap or any of its subsidiaries, (b) on the validity or enforceability of this Agreement or (c) on the ability of Acap to redeem the Acap Preferred Stock as contemplated hereby.

4.6          Brokers.             All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Sellers directly with Purchaser, without the intervention of any person engaged by or on behalf of Sellers in such manner as to give rise to any claims by any such person against Purchaser for a finder's fee, brokerage commission or similar payment.

4.7           Disclosure.       As of the Date Hereof, neither this Agreement nor any certificate furnished by Sellers to Purchaser in connection with this Agreement or the transactions contemplated hereby contains any untrue statement of material fact or, to the knowledge of Seller, omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances in which they were made.

5.                     REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers as follows:

5.1          Organization and Qualification.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power to own and lease its properties and carry on its business as presently conducted.

5.2          Authority Relative to Agreement.           Purchaser has the corporate power and authority to enter into this Agreement and the other agreements contemplated hereby and to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement by Purchaser and the execution and delivery of the other agreements contemplated hereby by Purchaser, and the consummation of the transactions contemplated herein and therein have been duly authorized by the Board of Directors of Purchaser and no other corporate proceedings on the part of Purchaser or any subsidiary or affiliate of Purchaser are necessary to authorize this Agreement and such other agreements and the purchase and sale of the Acap Common Stock contemplated hereby.  This Agreement constitutes, and the other agreements contemplated hereby, upon execution and delivery, will constitute, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and except as enforcement thereof may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3          No Conflicting Agreements.      The execution and delivery of this Agreement by Purchaser do not, and the execution and delivery of the other agreements contemplated hereby by Purchaser, the consummation by Purchaser of the purchase and sale contemplated herein and the compliance by Purchaser with the terms and provisions of this Agreement and such other agreements will not:

5.3.1        conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) any of the terms, provisions or conditions of the charter or by-laws of Purchaser or any of its subsidiaries or affiliates;

5.3.2        conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give to any person or entity the right of or result in termination, cancellation, acceleration under or modification of, any agreement, lease, contract, policy, treaty, commitment, mortgage, indenture, document, instrument, governmental permit or license to which Purchaser or any of its subsidiaries or affiliates is a party or by which any of their respective assets are bound, and as to which any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or modifications individually or in the aggregate have or may be reasonably expected to have a material adverse effect on the validity or enforceability of this Agreement or on the ability of Purchaser to perform its obligations under this Agreement;

5.3.3        subject to obtaining the approvals, authorizations and clearances contemplated by Subsection 7.1 hereof, violate any law, administrative regulation, arbitration order, writ, injunction, award, judgment, decree, court order, governmental permit or license to which Purchaser or any of its subsidiaries or affiliates is subject; or

5.3.4         result in the creation or imposition of any Lien in favor of any third person or entity with respect to Purchaser, any of Purchaser's subsidiaries or affiliates or any of their respective assets that individually or in the aggregate have or may be reasonably expected to have a material adverse effect on the validity or enforceability of this Agreement or on the ability of Purchaser to perform its obligations under this Agreement.

5.4          Consents and Approvals.          No authorization, consent or approval of, or filing with, any public body or authority is necessary for Purchaser or any subsidiary or affiliate of Purchaser to obtain for the consummation of the purchase and sale contemplated by this Agreement, except that such transaction requires the filings, approvals, authorizations and clearances contemplated by Subsection 7.1 hereof.  Neither Purchaser nor Sellers is/are required to make any filings with the Justice Department or Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the consummation of the purchase and sale contemplated by this Agreement.  To the best knowledge of Purchaser, except as set forth in Subsection 7.1, no authorization, consent or approval of any other person or entity is necessary for Purchaser or any subsidiary or affiliate of Purchaser to obtain for the consummation of the purchase and sale contemplated by this Agreement or for any other transaction contemplated hereby.

5.5          Litigation.         There are no claims, actions, suits, investigations or administrative, arbitration or other proceedings pending against Purchaser or any of its subsidiaries or affiliates, or to the knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries or affiliates, that individually or in the aggregate have or reasonably may be expected to have a material adverse effect on the validity or enforceability of this Agreement or on the ability of Purchaser to perform its obligations under this Agreement.

5.6           Brokers.             All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Purchaser directly with Sellers, without the intervention of any person engaged by or on behalf of Purchaser in such manner as to give rise to any claims by any such person against Sellers for a finder's fee, brokerage commission or similar payment.

5.7          Investment Representation.       The shares of Acap Common Stock to be acquired under the terms of this Agreement will be acquired by Purchaser for its own account for the purpose of investment.  Purchaser will not transfer or otherwise dispose of any of such shares, or any interest therein, in such manner as to violate any registration provision of the Securities Act of 1933, as amended, or of any applicable state securities laws regulating the disposition thereof.  Purchaser agrees that the certificates representing the Shares may bear legends to the effect that such Shares have not been registered under the Securities Act of 1933, as amended, or such other state securities laws and that no interest therein may be transferred or otherwise disposed of in violation of the provisions thereof.

5.8          Disclosure.       As of the Date Hereof, neither this Agreement nor any certificate furnished by Purchaser to Sellers in connection with this Agreement or the transactions contemplated hereby contains any untrue statement of material fact or, to the knowledge of Purchaser, omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances in which they were made.

6.                     COVENANTS OF SELLERS

Sellers covenant and agree with Purchaser that, between the Date Hereof and the Closing Date, except to the extent Purchaser may otherwise consent in writing or to the extent otherwise required or permitted by this Agreement, in addition to the obligations of Guest under Subsection 3.6, Sellers will comply with all covenants and provisions of this Section.

6.1           Regulatory Approvals.  To the best of their ability in their capacity as shareholders of Acap, and in a manner that does not conflict with their duties as directors and officers of Acap and its subsidiaries, Sellers will, and will request Acap and its subsidiaries to, assist Purchaser in its obtaining, as promptly as practicable, all approvals, authorizations and clearances of governmental and regulatory authorities required of them to consummate the transactions contemplated hereby, including without limitation the Texas Department of Insurance, and for that purpose (i) will take all commercially reasonable steps and proceed diligently and in good faith and use all commercially reasonable efforts to assist Purchaser, (ii) will provide such information and communications to such governmental and regulatory authorities as Purchaser or such authorities may reasonably request and (iii) will cooperate with Purchaser in obtaining, as soon as practicable, all approvals, authorizations and clearances of governmental or regulatory authorities required of Purchaser to consummate the transactions contemplated hereby.  Without limiting the foregoing, Sellers will provide Purchaser access to all information it needs about Acap and its subsidiaries in order to complete on a timely basis any regulatory approval process applicable to the transactions contemplated by this Agreement.

6.2          Conduct of Business.    Except as otherwise expressly agreed in writing by the Purchaser, during the period between the Date Hereof and the Closing, Acap and its subsidiaries will, and the Sellers, to the best of their ability in their individual capacities and in their capacity as shareholders of Acap, and in a manner that does not conflict with their duties as directors and officers of Acap and its subsidiaries, will use their best efforts to cause Acap and its subsidiaries (the “companies”) to be operated in the “ordinary course of business,” the meaning of which is expanded and/or supplemented, as the case may be, as follows:

6.2.1       The companies will be operated in a manner such that Acap’s life insurance company subsidiaries will continue to be in good standing and to be licensed, qualified or admitted to do business in each state or other jurisdiction as they are currently licensed, qualified or admitted to do business.

6.2.2       The insurance business of such subsidiaries will be administered, serviced, conserved and otherwise maintained in the ordinary course of business in a manner consistent with past practices and in compliance in all material respects with all applicable legal and contractual requirements.

6.2.3       The companies will not (i) declare, set aside or pay any dividends on, or make any other distributions in respect to a company’s capital stock, (ii) split, combine or reclassify the capital stock of any company or authorize the issuance of any other securities in respect to their capital stock, (iii) purchase, redeem or otherwise acquire any shares of capital stock of any of the companies (except for the redemption of the Acap Preferred Stock as herein provided), (iv) pay or set aside a “sinking fund” for the payment of any principal amount of outstanding debt (except for the payment of the Frost Loan as herein provided), (v) issue or commit to issue any of its shares or other debt or equity securities, or (vi) recapitalize any of the companies (except that American Capitol may pay quarterly dividends to Acap for the purpose of debt management and to enable Acap to pay quarterly dividends on its Acap Preferred Stock [which Acap may declare and pay in keeping with its Acap Preferred Stock dividend policy, as in effect on the Date Hereof]).

6.2.4       The companies will not incur any indebtedness or make any loans, advances or capital contributions to any other person or individual, provided this restriction shall not prevent a company from making routine advances to its agents in the ordinary course of its insurance business, consistent with past practices, routine intercompany advances, consistent with past practices, or short-term borrowings under existing lines of credit that will be repaid prior to Closing.

6.2.5       The companies will not transfer any Intellectual Property of the companies (except American Capitol may transfer its interest in that certain Pending Patent application dated March 13, 2006).

6.2.6       The companies will not change the employment contracts of any of its employees or contract personnel, or change the compensation of any of its employees (except that American Capitol may change the terms of the American Capitol Stock Options solely for the purpose of advancing the date on which they may be exercised to be a date that is on or before the Closing Date and, with the prior consent of Purchaser, may make routine compensation adjustments for its employees who are not the five most highly paid, provided Purchaser’s prior consent shall not be required for routine annual compensation increases not exceeding 3%).

6.2.7       American Capitol will pursue, in co-operation with Purchaser, policies and practices regarding American Capitol employees designed to maintain the employment of its current employees, subject to ordinary course of business reviews, evaluations, hiring and termination practices, and subject to consultations with Purchaser on matters affected by Purchaser’s announcements to employees regarding Purchaser’s plans for the post-Closing operations of the companies. (The timing and content of any communication to American Capitol employees of severance pay or other inducement offered for the purpose of retaining such employees for the duration needed by Purchaser beyond the Closing Date shall be Purchaser’s responsibility, subject to American Capitol’s cooperation.)

6.2.8       The companies will make and maintain the investments made by the insurance subsidiaries in accordance with the investment plans adopted by each such company’s Board of Directors “in the ordinary course of business” (and changes in the market value of the investments of such companies also shall be deemed to be “in the ordinary course of business.”)

6.2.9       The settlement cost of so-called “Brown” litigation will be limited to an aggregate amount that does not exceed the cost of settlement encompassed in the settlement agreement heretofore entered into between American Capitol and the plaintiffs in said litigation.  Any excess settlement cost will reduce the purchase price for the Shares.

6.2.10    The companies will exercise all commercially reasonable efforts to preserve their business organizations intact and to preserve the goodwill of their customers and others having business relations with them.

6.2.11    The companies will give all notices required to terminate, contingent upon the Closing, all employment agreements to which they are parties effective December 31, 2006, subject to the following two exceptions: the employment agreements with Missey Sylva and John Cornett existing on the Date Hereof, the terms of which have previously been disclosed to Purchaser.

For purposes of this Subsection 6.2, an action shall be deemed to be “in the ordinary course of business” if (i) such action, or failure to take an action, under the circumstances, is consistent with the manner in which the subject company has conducted its business within the past few years, or (ii) such action, or the failure to take an action, is, under the circumstances, reasonable, routine, ordinary, or usual, compared to what a comparable-level manager of a comparable life insurance company or life insurance holding company, as the case may be, would take or fail to take, as the case may be, under like or similar circumstances. Nothing in this Subsection 6.2 shall prevent the Board of Directors of Acap or its subsidiaries from causing Acap or its subsidiaries to take any action or fail to take an action such Board of Directors deems appropriate, in the sole discretion in the exercise of its fiduciary duties that is not in the ordinary course of business for such company, provided that the Sellers will promptly provide written notice to Purchaser of such action (or inaction), so that Purchaser may evaluate the same.  Any action taken, or failure to take an action, by Acap or its subsidiaries that is not in the ordinary course of business (within the meaning used in this Section 6.2) shall be grounds for Purchaser to terminate this Agreement in accordance with Subsection 13.1.6.

In order to resolve contemporaneously any question, if any, regarding whether or not an action, or the failure to take an action, is “in the ordinary course of business,” Sellers, or either of them, may provide written notice to Purchaser of any action taken or to be taken, or decision not to take any action, and Purchaser must provide written notice of its objection, if any, to Sellers within five business days after receiving such notice from Sellers, or either of them, as the case may be. Upon receipt of any such notice, or if Purchaser becomes aware of any information concerning facts that Purchaser deems to be the basis for an objection by Purchaser to an action or failure to take an action that Purchaser deems not to be material but not “in the ordinary course of business,” Purchaser must provide written notice of its objection to Sellers within five business days after receiving such notice from Sellers, or either of them, or promptly after becoming aware of an action or failure to take an action that Purchaser deems to be material but not in the ordinary course of business, as the case may be. Failure to provide such notice of objection to Sellers as aforesaid will constitute waiver by Purchaser of any right to claim that such action was not in the ordinary course of business, and, further, any such objection by Purchaser must not be unreasonably made.

6.3          Due Diligence Investigation by Purchaser.          Until the expiration of four weeks from the Date Hereof or, if earlier, the termination of this Agreement pursuant to Section 13, Purchaser, through its employees and other representatives, will be provided full access to the Documents and Records of Acap and its subsidiaries as well as any other documents, instruments, agreements and other books, records and properties of Acap and its subsidiaries as Purchaser shall from time to time request.  Any investigation shall be conducted in a manner which does not unreasonably interfere with the operation of the business of Acap and its subsidiaries.  Purchaser will also be provided access to the attorneys, accountants or actuaries who, as third-party service providers, have performed services for Acap and its subsidiaries, provided prior arrangements are made for compensation by Purchaser required by such attorneys, accountants or actuaries and the granting of permission to them, as needed, to share with Purchaser the information reasonably requested from them by Purchaser. In the event of termination of this Agreement prior to the consummation of Closing, Purchaser shall deliver to Sellers all documents, work papers and other material obtained by Purchaser from Sellers or Acap and its subsidiaries, and shall not disclose to any third party, and shall not use, directly or indirectly, or through any subsidiary or affiliate, any information so obtained or otherwise obtained in connection herewith, and shall keep all such information confidential except (i) as required by court order or applicable law or any regulatory application or notice filed in connection with this Agreement or the transactions contemplated herein, (ii) as lawfully obtained from others and (iii) to the extent that such information is then in the public domain (provided Purchaser or its representative were not responsible for such information entering the public domain without the consent of Sellers).

6.4          Satisfaction of Conditions.         Sellers shall make all commercially reasonable efforts in good faith to cause all conditions precedent to Sellers’ obligations hereunder to be satisfied on or before the Closing Date and shall exercise all commercially reasonable efforts and cooperate fully with Purchaser in accomplishing the satisfaction of all conditions precedent to Purchaser’s obligations hereunder on or prior to the Closing Date.

6.5          No Negotiations.          From and after the Date Hereof to the termination of this Agreement by Purchaser or the rightful termination of this Agreement by Sellers pursuant to Section 13, Sellers, individually and as shareholders of Acap and, as applicable, holders of American Capitol Stock Options, will not take, directly or indirectly, any action to seek, entertain, discuss or negotiate, or vote any Shares in favor of any offer or proposal from any person or entity to acquire the Shares or any other shares of Acap or any of its subsidiaries or, outside the ordinary course of business, any assets of Acap or any of its subsidiaries (a “Conflicting Transaction”).  Nothing in this Subsection 6.5 shall prevent Sellers, in their capacity as directors of Acap and its subsidiaries, from taking any action required by law in the exercise of their fiduciary duties, provided, however, that if a Conflicting Transaction occurs or there is any offer or proposal regarding a Conflicting Transaction that is accepted and such Conflicting Transaction will or is reasonably likely to materially and adversely affect either Seller’s ability to consummate the sale of the Shares, the consummation of the transactions contemplated by this Agreement or Purchaser’s ability to acquire a majority of the outstanding  shares of Acap, then, at the time of such Conflicting Transaction or acceptance of such proposal or offer (whichever first occurs), Guest, on behalf of Sellers, will pay Purchaser Two Million Dollars ($2,000,000).  The Parties acknowledge and agree that this sum is reasonable in light of the expense and time Purchaser has and will incur in connection with this Agreement and the transactions contemplated hereby and the damages it will sustain.

6.6          Defend, Hold Harmless and Indemnify Purchaser.         Sellers agree to defend Purchaser against, and hold Purchaser harmless from, and to reimburse Purchaser for, any actual financial Loss or Losses (as defined in Subsection 11.1) resulting from or arising out of any claim or claims described in Subsection 11.3.2 hereof. Other shareholders of Acap Common Stock who sell shares of Acap Common Stock to Purchaser pursuant to this Agreement shall make the same agreement as it relates to such shares which they sell to Purchaser pursuant to this Agreement.

6.7          Invitation to Purchaser. After the expiration of four weeks from the Date Hereof and the receipt by Purchaser of all approvals, authorizations and clearances of governmental and regulatory authorities required of it to consummate the transactions contemplated hereby, including without limitation the Texas Department of Insurance and, if required in connection with the acquisition of Imperial Plan, appropriate bank regulatory authorities, provided this Agreement has not been terminated, Sellers will arrange for Purchaser through its designated employees and representatives to visit Acap and its subsidiaries on their premises for the sole purpose of studying operations and planning and preparing for any transition of operations that Purchaser may choose, on the condition that such visitations shall not materially interfere with the normal operations of Acap or its subsidiaries.

6.8          Notification of Certain Matters.

6.8.1       If, prior to the Closing or termination of this Agreement, Sellers learn that any event or condition has had, or is reasonably expected to have, a material adverse effect on the condition (financial and otherwise), business, assets, liabilities, results of operations or prospects of Acap or any of its subsidiaries, individually or as a whole, which, unless waived by Purchaser, will prevent the condition set out in Subsection 9.11 from being satisfied at Closing, Sellers must, within five business days thereafter, notify Purchaser of such event or condition.

6.8.2       Until the Closing or termination of this Agreement, Sellers will give prompt written notice to Purchaser of (a) the occurrence, or failure to occur, of any event that has caused any representation or warranty of Sellers contained in this Agreement to be untrue or (b) the occurrence of any failure of Sellers to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Sellers under this Agreement.

7.                     COVENANTS OF PURCHASER

Purchaser covenants and agrees with Sellers that, between the Date Hereof and the Closing Date, except to the extent Guest, on behalf of Sellers, may otherwise consent in writing or to the extent otherwise required or permitted by this Agreement, Purchaser will comply with all covenants and provisions of this Section 7.

7.1          Regulatory Approvals and Filings.         Purchaser will (i) take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith and use all commercially reasonable efforts to obtain, as promptly as practicable, all approvals, authorizations and clearances of governmental and regulatory authorities required of it to consummate the transactions contemplated hereby, including without limitation the Texas Department of Insurance and, if required in connection with the acquisition of Imperial Plan, appropriate bank regulatory authorities, (ii) provide such other information and communications to such governmental and regulatory authorities as Sellers or such authorities may reasonably request, (iii) cooperate with Sellers in obtaining, as soon as practicable, all approvals, authorizations and clearances of governmental and regulatory authorities required of Sellers to consummate the transactions contemplated hereby and (iv) satisfy all filing requirements of Purchaser required with respect to the purchase and sale contemplated by this Agreement under the Securities Exchange Act of 1934 and applicable state securities laws.

7.2          Satisfaction of Conditions.         Purchaser shall make all commercially reasonable efforts in good faith to cause all conditions precedent to Purchaser’s obligations hereunder to be satisfied on or before the Closing Date and shall exercise all commercially reasonable efforts and cooperate fully with Sellers in accomplishing the satisfaction of all conditions precedent to Sellers’ obligations hereunder on or prior to the Closing Date.
7.3          Notification of Certain Matters.

7.3.1       If, prior to the Closing or termination of this Agreement, Purchaser learns that any event or condition has had, or is reasonably expected to have, a material adverse effect on the condition (financial and otherwise), business, assets, liabilities, results of operations or prospects of Acap or any of its subsidiaries, individually or as a whole, which will prevent the condition set out in Subsection 9.11 from being satisfied at Closing, Purchaser must, within five business days thereafter, notify Guest and Cornett, on behalf of Sellers, of such event or condition, or else be deemed to accept such event or condition as not objectionable under Subsection 9.11 or under Subsection 13.1.5.

7.3.2       Until the Closing or termination of this Agreement, Purchaser will give prompt written notice to Sellers of (a) the occurrence, or failure to occur, of any event that has caused any representation or warranty of Purchaser contained in this Agreement to be untrue or (b) the occurrence of any failure of Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

                                                           8.  CONDITIONS TO THE OBLIGATIONS OF BOTH PARTIES

The obligations of each of the Parties hereto to proceed with the Closing are subject to the fulfillment (unless waived by each party in writing), prior to or at the Closing, of each of the following conditions:

8.1       Legal Proceedings.       No suit, action or other judicial or regulatory proceeding shall have been initiated or shall be pending or threatened by any governmental agency in which it is sought to restrain, prohibit, invalidate, modify or condition, or set aside, the transactions contemplated by this Agreement, and no statute, rule or regulation having such effect shall have been promulgated or enacted, nor shall any such suit, action or proceeding have been initiated by any other third party not affiliated with the Parties hereto in which such third party shall have obtained preliminary or permanent injunctive relief or which, in the opinion of counsel to either party, has a reasonable likelihood of success; provided, however, that each party shall use reasonable efforts in good faith to cause such suit, action or proceeding, or the threat thereof, to be dismissed or withdrawn, to cause such injunction to be dissolved or vacated or to cause such statute, rule or regulation to be repealed or rescinded.

8.2       Governmental Approvals.         The purchase and sale of the Shares and the other transactions described in the Form A to be filed with the Texas Department of  Insurance  (i) shall have been approved in all respects by the Texas Department of Insurance and shall be subject to no conditions other than conditions for the protection of policyholders or other purposes as are customarily imposed by insurance regulatory authorities in approving similar transactions and (ii) Purchaser and Sellers shall have been furnished with appropriate evidence, satisfactory to them and their respective counsel, of the granting of such approval; and any other regulatory approvals required to be obtained by Purchaser or Acap for the consummation of the transactions contemplated by this Agreement shall have been obtained on terms and conditions satisfactory to Purchaser, and all applicable regulatory waiting period shall have expired or been terminated.

                                                               9.  CONDITIONS TO THE OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder to proceed with the Closing are subject to the fulfillment (unless waived by Purchaser in writing), prior to or at the Closing, of each of the following conditions:

9.1       Performance.                Sellers shall have performed and complied in all material respects with all covenants, agreements, obligations, commitments and conditions required by this Agreement to be performed or complied with by Sellers prior to or at the Closing.

9.2       Sellers’ Certificate.       Sellers shall have delivered to Purchaser a certificate, dated the Closing Date and signed by Sellers, certifying to the fulfillment of the conditions specified in Sections 8 and 9.

9.3       Share Certificates.        Sellers shall have delivered to Purchaser certificates representing the Shares duly endorsed in blank or with stock powers attached, together with such other instruments or documents as Purchaser may reasonably request, to transfer legal and beneficial ownership and control of the Shares to Purchaser upon Purchaser’s payment for such Shares as provided in this Agreement.

9.4       Resignations.                Sellers shall have caused to be delivered to Purchaser at Closing the signed resignation of each of the directors of Acap and its subsidiaries whose resignation has been requested by Purchaser prior to the Closing Date, provided, however, any such resignation in each case shall be the voluntary election by each such director, respectively. (In this connection, such directors who elect to resign as requested by Purchaser as aforesaid are entitled to recognize that, upon acquiring the Shares, Purchaser will be able, as the majority shareholder of Acap, to effect any changes in the composition of the Boards of Directors of Acap and its subsidiaries permitted under applicable law.)

9.5       Releases.          Sellers shall have caused to be delivered to Purchaser at Closing a release agreement of each of the Sellers, the Come-Along Acap Shareholders and the Holders of Acap Stock Put Options in form and substance satisfactory to Purchaser, providing for the release of Purchaser, Acap and their respective subsidiaries from any and all obligations or liabilities, including without limitation any indemnification obligations (other than obligations owed to them to the extent they arise under this Agreement or the Acap Stock Put Options and, to the extent they are employees of Acap or its subsidiaries under any employment agreement disclosed to Purchaser prior to execution of this Agreement (specifically, Mike Rambo and Cornett), compensation and benefits to which they are entitled under such employment agreements as of the Closing Date, or, to the extent they are employees of Acap or its subsidiaries without such an employment agreement, salary and benefits earned to the Closing Date).

9.6       Appointment of Directors.         As of the Closing, Sellers shall cause to be delivered to Purchaser a resolution of the remaining members of the Board of Directors of Acap and its subsidiaries as of the Closing Date, pursuant to which such remaining directors shall elect directors selected by Purchaser prior to the Closing to fill the vacancies in the Board created by the resignations of the directors of Acap and its subsidiaries as of the Closing Date.

9.7       Other Documents.        Sellers shall have delivered to Purchaser at the Closing such other documents as Purchaser may reasonably request.

9.8       Representations.           The recitals contained in this Agreement and the representations and warranties of Sellers contained in Section 4 of this Agreement shall be true and correct in all material respects at and as of the Closing, as if each such recital, representation and warranty had been made as of the Closing.

9.9       Conduct of Business.   Acap and its subsidiaries shall have operated and conducted their businesses in the manner described in Subsection 6.2.

9.10     Litigation.         Except for the Boissiere-Labat case, and except for any lawsuit that has been filed but has not yet been served, and as to which the Parties have no knowledge, as of the Closing Date, there shall be no claims, actions, suits, investigations or administrative, arbitration or other proceedings pending against Seller or Acap or any of its subsidiaries or affiliates, or to the knowledge of the Parties, threatened against Seller or Acap or any of its subsidiaries or affiliates, that individually or in the aggregate have or reasonably may be expected to have a material adverse effect (a) on Acap or any of its subsidiaries, (b) on the validity or enforceability of this Agreement or on the ability of Seller to perform his obligations under this Agreement or (c) on the ability of Acap to redeem the Acap Preferred Stock as contemplated hereby.

9.11     No Material Adverse Change.              After the date of this Agreement, no event or condition shall occur or exist and Purchaser shall not obtain knowledge of any event or condition (whenever it occurred) which  has, or is reasonably expected to have, a material adverse effect on the condition (financial and otherwise), business, assets, liabilities, results of operations or prospects of Acap or any of its subsidiaries, individually or as a whole.   The following events or conditions are excepted from this Subsection 9.11:  (a) any changes in laws, rules or regulations or regulatory accounting principles that apply to both Acap (and its subsidiaries) and Purchaser (and its subsidiaries), (b) any change, circumstance, development, condition, occurrence or effect relating to the United States economy or financial markets in general, and (c) any change, circumstance, development, condition, occurrence or effect relating to the insurance industry in general to the extent not affecting Acap and its subsidiaries to a materially greater extent than it affects others parties in the insurance industry.

10.  CONDITIONS TO THE OBLIGATIONS OF SELLERS

The obligations of Sellers hereunder to proceed with the Closing are subject to the fulfillment (unless waived by Sellers in writing), prior to or at the Closing, of each of the following conditions:

10.1     Representations.           The representations and warranties of Purchaser contained in Section 5 of this Agreement shall be true and correct in all material respects at and as of the Closing, as if each such representation and warranty had been made as of the Closing.

10.2     Performance.                Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations, commitments and conditions required by this Agreement to be performed or complied with prior to or at the Closing.

10.3     Purchaser’s Certificate.  Purchaser shall have delivered to Sellers a certificate, dated the Closing Date and signed by the president or a vice president of Purchaser, certifying to the fulfillment of the conditions specified in Sections 8 and 10.

10.4     Other Documents.        Purchaser shall have delivered to Sellers at the Closing such other documents as Sellers may reasonably request.

11.  INDEMNIFICATION

            The Parties agree as follows:

11.1     Losses.             As used in this Section 11, "Loss" and/or "Losses" shall mean any loss, liability, claim, damage, expense (including costs of investigation and defense, reasonable attorneys’ fees and expert witness fees), including, without limitation, all expenses reasonably incurred by an Indemnitee as a result of  any actions, lawsuits, proceedings, investigations, claims, demands, assessments, and damages, penalties, interest, judgments or settlements resulting therefrom, including, without limitation, costs and expenses of litigation and reasonable attorneys' fees.  In instances in which the Indemnitee is Purchaser and/or its subsidiaries and affiliates, the term “Loss” and/or “Losses” shall include all Losses sustained by Acap and its subsidiaries.

11.2     Indemnity by Purchaser.            Purchaser shall indemnify, defend and hold harmless Sellers from and against Losses that arise out of:

11.2.1       the non-performance of any covenants, agreements, obligations or commitments contained in this Agreement or in any exhibit, schedule, certificate or other document delivered pursuant hereto required to be performed by Purchaser; or

11.2.2       the fact that any representation or warranty made by Purchaser contained in this Agreement or in any exhibit, schedule, certificate or other document delivered pursuant hereto was untrue as of the Closing Date (determined as if such representation or warranty had been made as of the Closing Date).

11.3     Indemnity by Sellers.                 Sellers, jointly and severally, shall indemnify, defend and hold harmless Purchaser and Purchaser's subsidiaries and affiliates including, without limitation, its officers, directors, employees and shareholders and those of its subsidiaries and affiliates from and against Losses that arise out of:

11.3.1    the non-performance of any covenants, agreements, obligations or commitments contained in this Agreement or in any exhibit, schedule, certificate or other document delivered pursuant hereto required to be performed by Sellers; or

11.3.2    any claim or claims by any current or former Acap shareholder or shareholders or any governmental authority against Purchaser, Acap or any of their subsidiaries or affiliates relating to any action or actions taken by Acap prior to the Closing; or

11.3.3    the fact that any representation or warranty made by Sellers contained in this Agreement or in any exhibit, schedule, certificate or other document delivered pursuant hereto was untrue as of the Closing Date (determined as if such representation or warranty had been made as of the Closing Date), provided that a Seller who has not breached any such representation or warranty is not required to provide indemnification pursuant to this Subsection 11.3 for another Seller’s breach of a such representation or warranty.

In respect to any shares of Acap Common Stock purchased or to be purchased by Purchaser pursuant to this Agreement, Purchaser shall be entitled to require the same agreement to indemnify, defend and hold harmless Purchaser and Purchaser's subsidiaries and affiliates from the shareholder selling the shares of Acap Common Stock (subject to limitations comparable to those set out in Subsection 11.4.2).

11.4  Limitation of Claims and Amount.

11.4.1     Except as hereinafter provided, neither party shall have any right to indemnification hereunder until the Losses suffered or incurred by such party which (except for this Subsection 11.4) would otherwise be indemnifiable pursuant to Subsection 11.1, 11.2 or 11.3, as the case may be, exceed in the aggregate the base amount of $50,000 (the “Base Amount”); provided that at such time as the Losses of a party otherwise indemnifiable pursuant to Subsection 11.1, 11.2 or 11.3, as the case may be, exceed in the aggregate the Base Amount, then such party shall be entitled to indemnification to the extent such Losses in the aggregate exceed the deductible amount of $20,000 (the “Deductible Amount”).

11.4.2     To the extent any indemnification obligation under Section 11.3 relates to Acap Losses [defined as Losses that are suffered by Acap and its subsidiaries, and includes  Losses Purchaser or any of Purchaser's subsidiaries (other than Acap and its subsidiaries) or affiliates elect to incur in the defense of Acap and its subsidiaries], then the liability of Sellers therefor (i) shall be limited to the fraction of such Loss that matches the fractional relationship that the Sellers’ Shares bear to the issued and outstanding shares of Acap at time of Closing (the aggregate number of the Shares being the numerator and the number of issued and outstanding shares of Acap at time of Closing being the denominator) and (ii) shall not exceed the aggregate purchase price paid for such Shares.  However, to the extent any indemnification under Section 11.3 relates to Purchaser or any of Purchaser’s subsidiaries (other than Acap and its subsidiaries) or affiliates, or Purchaser’s officers, directors, employees and shareholders and those of its subsidiaries and affiliates  (apart from Acap Losses as stated in the immediately preceding sentence), then the limitations stated in the immediately preceding sentence do not apply.

11.5     Payment.          Payment required to be made to any party entitled to indemnification hereunder shall be made within ten days after receipt of an invoice therefor from a party seeking indemnification. If any payment is not made within the aforesaid time, the amount thereof shall bear interest, compounded annually, at the prime rate of interest reflected in the Wall Street Journal on the day on which such payment was due, until paid. In the event of any dispute with respect to a party’s obligation to make any such payment, the Parties shall use their best efforts to resolve such dispute as promptly as practicable.

11.6     Notice.             Any person, corporation or other legal entity entitled to indemnification under Subsection 11.2 or 11.3, as the case may be, making a claim under this Section 11 is hereinafter referred to as the “Indemnitee” and the party against whom such claim is asserted under this Section 11 is hereinafter referred to as the “Indemnitor.”  All claims by any Indemnitee under this Section 11 shall be asserted by Indemnitee delivering or causing to be delivered, to Indemnitor, a written notice (the “Claim Notice”) describing in reasonable detail the facts or circumstances which may result in a claim of Loss.  (Such claim of Loss is hereinafter referred to as an “Asserted Liability.”)  Indemnitee shall use reasonable efforts to give the Claim Notice not later than the earlier of:

11.6.1    One month after the time at which Indemnitee is notified in writing, actually becomes aware of or otherwise obtains actual knowledge of any action, proceeding, investigation, demand or claim (whether actual or threatened) or any other circumstance or state of facts which could give rise to an Asserted Liability, or

11.6.2    With respect to any Asserted Liability which has become the subject of proceedings before any court or tribunal or in which Indemnitee has been served with legal process within such time as would allow Indemnitor to timely file responsive pleadings in such proceeding or action.

If a Claim Notice is not given by the Indemnitee as herein provided, the Indemnitee shall nevertheless be entitled to indemnification hereunder to the extent that the Indemnitee can establish that the Indemnitor has not been prejudiced by such time elapsed.

The Parties agree that a Claim Notice may be delivered to Guest and Cornett on behalf of any Indemnitor who is a Seller.

11.7     Defense of Claims.

11.7.1       Subject to the limitations hereinafter set forth, Indemnitor shall have the right to control the contest of any Asserted Liability and shall defend, at its own expense and by its own counsel, any Asserted Liability.  If Indemnitor does not notify Indemnitee in writing within one month after receipt of the Claim Notice, or within the time period prior to the date on which responsive pleadings must be filed, whichever is less, that it elects to undertake the defense thereof, Indemnitee shall have the right to defend the Asserted Liability with counsel of its choosing reasonably satisfactory to Indemnitor.  Even in the event that Indemnitor does not notify Indemnitee that it elects to undertake the defense of an Asserted Liability within the applicable time periods set forth in this Section 11, Indemnitor shall have the right to assume the defense of such Asserted Liability, and to select counsel reasonably satisfactory to Indemnitee, at any time prior to settlement or final determination thereof; provided, however, that in such event Indemnitor shall be responsible for and shall pay (or reimburse Indemnitee for) the fees and expenses of counsel employed by Indemnitee prior to Indemnitor’s assumption of the defense of any such Asserted Liability.

11.7.2       In the event that Indemnitor commences or thereafter assumes the defense of any Asserted Liability as provided in Section 11, Indemnitee shall have the right to employ separate counsel with respect to such claim and to participate in the defense thereof, provided that the fees and expenses of counsel employed by Indemnitee shall be at the expense of Indemnitee unless the employment of such counsel has been specifically authorized in writing by Indemnitor.

11.7.3       Indemnitor will not compromise or settle any Asserted Liability without the prior written consent of Indemnitee (which consent will not be unreasonably withheld or delayed), unless such settlement or compromise does not subject any Indemnitee to any monetary liability, does not affect the operations of any Indemnitee or Acap, American Capitol, Texas Imperial or Imperial Plan or any of their respective subsidiaries and includes a complete, unconditional release of all Indemnitees from all liability with respect to such Asserted Liability.

11.8     Cooperation.                After the Closing Date, Sellers and Purchaser shall each cooperate fully with the other (including, without limitation, affording the other an opportunity to participate in the defense) as to all Asserted Liabilities, shall make available to the other as reasonably requested all information, records and documents relating thereto and shall preserve all such information, records and documents until the termination of any claim.  Sellers and Purchaser shall each also make available to the other, as reasonably requested, its personnel, agents and other representatives who are responsible for preparing or maintaining information, records or other documents, or who may have particular knowledge with respect to any such Asserted Liability.

11.9     No Insurance.               The indemnifications provided in this Agreement shall not be construed as a form of insurance and shall be binding upon and inure to the benefit of Purchaser, Sellers and their respective affiliates; and the indemnification provisions shall apply with full force and effect notwithstanding the fact the Indemnitee has insurance covering all or a portion of the Losses provided that an Indemnitor shall be subrogated to any right an Indemnitee may have to receive any insurance proceeds payable in respect of any Losses for which indemnification has been provided.

11.10   Single Claims.               It is expressly agreed that, where the provisions of this Section 11entitle more than one entity to indemnification in respect of the same Loss, Indemnitor shall only be liable once under this Section 11 for the full amount of such Loss notwithstanding that more than one Indemnitee might have sought indemnification in respect of that Loss.

                                                                                     12.  SURVIVAL OF OBLIGATIONS

Unless otherwise specifically set forth in this Agreement or in any of the exhibits, schedules, certificates or other agreements delivered pursuant hereto, all representations and warranties and all covenants, agreements, obligations and commitments to be performed on or prior to the Closing Date contained in this Agreement or in any such exhibit, schedule, certificate or other agreement delivered pursuant hereto, shall terminate two years from the Closing Date (without prejudice to any then pending claims) and no party shall be entitled to submit a claim for indemnification with respect to any possible Loss resulting from or arising out of the non-performance of any such covenant, agreement, obligation or commitment or of any representation or warranty being untrue as of the Closing Date unless notice of such claim has been delivered within two years from the Closing Date.  Any obligation resulting from or arising out of the non-performance of any such covenant, agreement, obligation or commitment or of any representation or warranty being untrue as of the Closing Date as to which a written notice of possible Loss shall have been given to the indemnifying party in accordance with the requirements of Section 11 hereof shall survive, as to matters identified in such notice, until the resolution of the matters referred to therein.  Unless otherwise specifically set forth herein or in any of the exhibits, schedules, certificates or other agreements delivered pursuant hereto, in case of any representation or warranty being untrue as of the Closing Date or any non-performance of any covenant, agreement, obligation or commitment contained in this Agreement, or in any exhibit, schedule, certificate or other agreement delivered pursuant hereto, the exclusive remedy therefor shall be indemnification pursuant to Section 11 hereof.

Notwithstanding the foregoing, the obligation of Sellers to provide indemnification under Subsection 11.3.2 shall survive the Closing and continue so long as any claim by any current or former Acap shareholder may be asserted against Purchaser or Acap (or its successor) with respect to any action or actions taken by Acap prior to the Closing, provided the party seeking indemnification hereunder must provide notice of any such indemnification claim within six years of the Closing Date.

13.  TERMINATION OF AGREEMENT

13.1     Termination.     This Agreement may be terminated at any time prior to Closing as follows:

13.1.1     by mutual written consent of Sellers and Purchaser;

13.1.2     by Sellers or Purchaser if the conditions set forth in Section 8 have not been satisfied or waived in writing by Sellers or Purchaser, as the case may be, on or before the Closing Date (other than through the failure of the Party seeking to terminate to comply with its or his obligations under this Agreement);

13.1.3      by Sellers if the conditions set forth in Section 10 have not been satisfied or waived in writing by Sellers on or before the Closing Date (other than through the failure of Party seeking to terminate to comply with its or his obligations under this Agreement);

13.1.4     by Purchaser if the conditions set forth in Section 9 have not been satisfied or waived in writing by Purchaser on or before the Closing Date (other than through the failure of Party seeking to terminate to comply with its or his obligations under this Agreement);

13.1.5      by Purchaser on or before the date that is four weeks from the date hereof, if Purchaser, in the course of its due diligence investigation since June 30, 2006, learns or obtains information that it believes has, will or is reasonably expected to have, a material adverse impact on the condition (financial and otherwise), business, assets, liabilities, results of operations, prospects or value of Acap or any of its subsidiaries, individually or as a whole, or the value of the Shares or otherwise concludes, based on information available to it, that the condition (financial and otherwise), business, assets, liabilities, results of operations, prospects or value of Acap or any of its subsidiaries, individually or as a whole, or the value of the Shares is materially different from what it understands them to be as of the Date Hereof;

13.1.6      by Purchaser by written notice to Sellers if Purchaser reasonably concludes that action was taken or there was a failure to take action that was not “in the ordinary course of business” as set forth in Subsection 6.2 hereof; or

13.1.7     by either Purchaser or Sellers upon written notice to the other Party of Parties, as the case may be, if the Closing is not consummated on or before the Closing Date, unless the failure to consummate the Closing by such date shall be due to the action or failure to act of the Party seeking to terminate this Agreement or the non-satisfaction of any condition to Closing.

13.2          Effect of Termination.        In the event of any rightful termination of this Agreement in accordance with this Section, no party to this Agreement will have any liability to the other, except  (a) Sellers shall be entitled to retain the Escrow Fund as set forth in Section 3.6, (b) Purchaser shall be entitled to payment of the sum of Two Million Dollars as set forth in Section 6.5, (c) if, prior to the expiration of four weeks from the Date Hereof, such rightful termination results from the other Party’s intentional or reckless breach of this Agreement, the terminating Party shall have all remedies available to it at law or in equity, and (d) if, after the expiration of four weeks from the Date Hereof, such rightful termination results from a Party’s breach of this Agreement, the terminating Party shall have all remedies available to it at law or in equity. In the event of any wrongful termination of this Agreement, the Parties shall have all remedies available to them at law or in equity subject, in the case of a termination within four weeks of the Date Hereof, to any limitation set forth in Subsection 3.6. This Subsection (and the subsections referred to herein) shall survive the termination of this Agreement.

                        14.    MISCELLANEOUS

14.1     Applicable Law, Venue and Jurisdiction.           This Agreement shall be construed and enforced in accordance with the laws of the State of Texas, excluding any conflicts-of-law rule or principle that might refer construction of such provisions to the laws of another jurisdiction. The Parties agree that this Agreement was made and entered into in Houston, Harris County, Texas. In the event of a dispute concerning this Agreement, the Parties agree that venue lies in a court of competent jurisdiction in Harris County, Texas.

14.2          Benefit. This Agreement shall be binding upon, and enforceable against, the Parties hereto and shall inure to the exclusive benefit of the Parties hereto, and their successors or permitted assigns, except as enforceability may be limited by applicable bankruptcy laws or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

14.3          Third Parties.    Except for the Guest Trust, any Come-Along Acap Shareholders who join in this Agreement as Sellers hereunder and Holders of Acap Stock Put Options who execute a stock option agreement as expressly set forth herein, this Agreement is not intended to, and shall not, convey or provide any right or benefit to any person, individual or entity that is not a party hereto.  Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third person or entity to any Party or give any third person or entity any right of subrogation or action against any party to this Agreement.

14.4          Waiver.            Except as otherwise expressly provided herein, neither the failure nor any delay on the part of any party hereto in exercising any rights, power or remedy hereunder shall operate as a waiver thereof, or of any other right, power or remedy; nor shall any single or partial exercise of any right, power or remedy preclude any further or other exercise thereof, or the exercise of any other right, power or remedy.

14.5          Interpretation.                    It is acknowledged by the Parties that this Agreement has undergone several drafts with the negotiated suggestions of both and, therefore, no presumptions shall arise favoring any party by virtue of the authorship of any of its provisions.

14.6          Gender and Number.         Where appropriate, words that may be gender specific shall apply equally to either the masculine or feminine forms, as the context requires, and words that may be number specific shall apply equally to the singular and plural forms, as the context requires.

14.7          Entire Agreement and Amendment.       This Agreement, the schedules, exhibits and any Addendum hereto, each of which is deemed to be a part hereof, and any certificates or other agreements executed and delivered by the Parties pursuant to this Agreement, constitute the entire agreement and understanding between the Parties hereto, and it is understood and agreed that all undertakings, negotiations and agreements heretofore had between the Parties are merged herein and no longer of any force or effect. This Agreement may not be modified orally, but only by an agreement in writing signed by Purchaser and Sellers, and delivered each to the other. Except as expressly provided herein, no waiver of any of the provisions of this Agreement shall be valid unless it is in writing and signed by the Party against whom it is sought to be enforced, and delivered to the other Party or Parties, as the case may be.

14.8     Notices.           Any notice made pursuant to this Agreement shall be in writing and signed by an authorized representative of the Party giving said notice, and shall be deemed to have been duly given on the date of delivery if delivered personally (including overnight delivery service actually delivered during regular business hours of the Party addressed) or on the date when actually received, or by a completed facsimile transmission to the Party to whom notice is given, or on the third day after mailing if mailed to the Party to whom notice is to be given by certified U. S. mail, return receipt requested, and properly addressed as follows:

            If to Purchaser:

Theodore C. Miller
Senior Vice President
            UTG, Inc.
            5250 South Sixth Street
Springfield, Illinois 62703

FAX:  (217) 241-6578

If to Sellers:

William F. Guest
2243 Stanmore Drive
Houston, Texas 77019

FAX:    (713) 522-1804

         And

      John D. Cornett
      10922 Burgoyne Rd
      Houston, Texas 77042

      FAX:    (713) 784-4845

Each of Guest and Cornett are authorized to receive any notices hereunder on behalf of all Sellers

Any Party to this Agreement may change the address and/or facsimile number to which notice is to be delivered to such Party under this Section by delivering written notice to that effect to the other Party in accordance with this Section.  Any document delivered via facsimile transmission shall be treated as the original for all purposes unless the original is substituted therefor.

14.9           No Assignment.      This Agreement shall be assignable by any Party hereto only with the written consent of the other Party or Parties, as the case may be.

14.10        Severability.             If any provision of this Agreement is invalid, illegal or unenforceable, the balance of this Agreement shall remain in full force and effect and this Agreement shall be construed in all respects as if such invalid, illegal or unenforceable provision were omitted.  If any provision is inapplicable to any person or circumstance, it shall, nevertheless, remain applicable to all other persons and circumstances.

14.11         Headings.               Any paragraph headings in this Agreement are for convenience of reference only, and shall be given no effect in the construction or interpretation of this Agreement or any provisions thereof.

14.12        Counterparts.           This Agreement may be executed simultaneously in two or more counterparts (including execution by facsimile transmission), each of which shall be deemed an original, and which together shall constitute but one and the same instrument.

14.13        Publicity.          To the extent consistent with reporting and disclosure requirements under applicable law, prior to the Closing, all publicity and announcements by the Parties concerning the transactions contemplated hereby shall be jointly planned and coordinated, and no Party shall act unilaterally in this regard without the prior approval of the other Party or Parties, as the case may be, which approval shall not be unreasonably withheld.  Nothing in this Section shall prevent a Party from discharging its legally required obligations regarding announcements and/or disclosures.

14.14        Expenses.         Unless otherwise provided herein, Purchaser and Sellers shall each bear all expenses incurred by it in connection with the preparation, performance and consummation of the transactions contemplated by this Agreement.

14.15        Cooperation After Closing.

14.15.1        Sellers will, at any time and from time to time following the Closing, upon the reasonable request of Purchaser and without further consideration, take such actions and execute and deliver such further documents and instruments as may be reasonably necessary and proper to effectively transfer the Shares to Purchaser and to effectively carry out the other terms and provisions of this Agreement and the other transactions contemplated hereby.

14.15.2        Purchaser will, at any time and from time to time following the Closing, upon the reasonable request of Sellers and, without further consideration, take such actions and execute and deliver, or cause to be executed and delivered, to Sellers such further documents and instruments as may reasonably be necessary and proper to effectively carry out the terms and provisions of this Agreement and the transactions contemplated hereby.

14.15.3       From and after the Closing, (i) Purchaser shall promptly transfer and deliver to Sellers from time to time any cash or other property, including mail, which it may receive which belongs to Sellers, and (ii) Sellers shall promptly transfer and deliver to Purchaser from time to time, any cash or other property, including mail, that Sellers may receive which belong to Purchaser or Acap or its subsidiaries.

14.15.4       Purchaser and Sellers shall cooperate in good faith with one another in connection with the defense or presentation by any of them of each lawsuit or claim against Acap or its subsidiaries arising out of this transaction, if any.  Such cooperation shall include (i) supplying, at the expense of the other, such factual and technical information as it shall possess and the other may reasonably require in connection with any such defense, (ii) making available, at the expense of the other, appropriate persons employed by it to testify as fact or expert witnesses at trial and on deposition in connection with such suit and (iii) providing, at the expense of the other, such information as may be required by it to respond to discovery proceedings in any such lawsuits.  Payment of expenses hereunder shall be limited to reasonable out-of-pocket expenses and reimbursement of salaries or wages for the time of employees.

14.16   Equitable Remedies.  The Parties recognize that the subject matter of this Agreement is unique and that irreparable harm could result in the event of a breach or threatened breach of this Agreement for which money damages would be inadequate.  In addition to the remedies expressly provided elsewhere in this Agreement, a Party shall be entitled to equitable remedies, including specific performance and injunctive relief, in the event of any breach or threatened breach of this Agreement by another Party hereto.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, and made delivery thereof, as of the Effective Date.

UTG, Inc., PURCHASER

By:_/s/ Theodore C. Miller____________
                                                                        Theodore C. Miller
Senior Vice President

SELLERS:

By: _/s/ William F. Guest_____________
                   William F. Guest

By:_/s/ John D. Cornett_______________
                   John D. Cornett

ADDENDUM TO STOCK PURCHASE AGREEMENT
dated August 7, 2006
Among UTG, Inc. and Certain Individual Shareholders of Acap Corporation

     The undersigned is a “Come-Along Acap Shareholder” under the above referenced Stock Purchase Agreement (herein so called) and executes this Addendum to join in the Stock Purchase Agreement as a “Seller” thereunder in order to sell the shares of common stock of Acap Corporation owned of record and beneficially by the undersigned and set out below to UTG, Inc. at the Closing of the Stock Purchase Agreement, in accordance with its terms.

     The undersigned agrees to be bound by the Stock Purchase Agreement as a Seller thereunder, and makes, adopts, assumes and agrees to perform all of the representations, warranties, covenants and indemnities of a Seller thereunder to the same extent as if the undersigned had initially signed the Stock Purchase Agreement as a party thereto.  The Stock Purchase Agreement is incorporated herein by reference.

     IN WITNESS WHEREOF, the undersigned has duly executed this Addendum, and made delivery thereof, as of the date set out below.

Date:

Number of shares of Acap Corporation common stock:

                                                                                         [Signature]

                                                                                         [Printed name]